UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FIGS, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

30260D103
(CUSIP Number)

Todd Maron
c/o FIGS, Inc.
2834 Colorado Avenue, Suite 100
Santa Monica, CA 90404
(424) 300-8330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 16, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30260D103	13D	Page 1 of 4 Pages

1	Names of Reporting Persons Catherine Spear
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 20,197,145
	8	Shared Voting Power 141
	9	Sole Dispositive Power 20,197,145
	10	Shared Dispositive Power 141
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,197,286
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 11.30%
14	Type of Reporting Person IN

CUSIP No. 30260D103	13D	Page 2 of 4 Pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 26, 2022 (as amended, the “Schedule 13D”), relating to the Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of FIGS, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b)
•Amount beneficially owned: 20,197,286
•Percent of Class: 11.30%
•Number of shares the Reporting Person has:
◦Sole power to vote or direct the vote: 20,197,145
◦Shared power to vote: 141
◦Sole power to dispose or direct the disposition of: 20,197,145
◦Shared power to dispose or direct the disposition of: 141
The Reporting Person is the record holder of 35,510 shares of Class A Common Stock and 845,380 shares of Class B Common Stock, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis. In addition, the Reporting Person holds options to purchase 14,402,629 shares of Class A Common Stock, that are exercisable within 60 days of the date hereof.
The Reporting Person may also be deemed to beneficially own (i) 797,073 shares of Class A Common Stock and 4,116,553 shares of Class B Common Stock held of record by various trusts, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock on a one-to-one basis and (ii) 141 shares of Class A Common Stock held of record by Hollywood Capital Partners LLC, of which the Reporting Person and Heather Hasson, the Issuer’s Executive Chair, are the sole members.
The above percentage is based upon 159,383,436 shares of Class A Common Stock outstanding as of January 31, 2023 based on the Annual Report on Form 10-K filed with the SEC on February 28, 2023.
In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Voting Agreement, the Voting Parties may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Except for the shares of Class A Common Stock held by Hollywood Capital Partners LLC, shares beneficially owned by the other Voting Parties are not the subject of this Schedule 13D and accordingly, none of the other Voting Parties are included as reporting

CUSIP No. 30260D103	13D	Page 3 of 4 Pages

persons herein. The Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that are beneficially owned by the other Voting Parties in the group and that it may be deemed to beneficially own solely by reason of the Voting Agreement.

(c) Since the most recent filing on Schedule 13D and as previously disclosed on a Form 4 filed on March 8, 2023, (i) on March 7, 2023 the Reporting Person purchased 750,000 shares of Class A Common Stock in a series of open market transactions at a weighted average price of $6.3159 per share and (ii) on March 8, 2023 the Reporting Person purchased 40,000 shares of Class A Common Stock in a series of open market transactions at a weighted average price of $6.0616 per share.

(d)    None.
(e)    Not applicable.

CUSIP No. 30260D103	13D	Page 4 of 4 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 20, 2023
/s/ Catherine Spear
Catherine Spear